Exhibit 99.1

CONTENTS

2	CHAIRMAN’S STATEMENT

5	KEY FIGURES

6	INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

7	INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

8	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

9	INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT

10	NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

40	REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

41	OTHER INFORMATION

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2007, all of the Company´s business segments continued to maintain a steady growth trend. The outlook for production and operations is positive.

During this period, the Company’s crude oil and natural gas production continued to grow steadily, exceeding the Company’s expectations. The exploration front was also positive, with a total of seven commercial discoveries made. The Company controlled its costs effectively and maintained its low cost advantage. The Company’s health, safety and environmental protection benchmarks also continued to improve.

PRODUCTION EXCEEDING EXPECTATIONS

In the first half of the year, the Company’s production activities progressed smoothly with a steady increase in production volume.

In the first half of 2007, the Company’s crude oil and natural gas production reached 68.1 million barrels and 99.7 billion cubic feet, respectively. Total net oil and gas production reached 85.4 million barrels-of-oil-equivalent (BOE), representing an increase of 4.5% over the same period last year. Net oil and gas production from offshore China reached 74.6 million BOE, representing a slight increase of 0.3% over the same period last year.

The Company’s production performance exceeding expectations was attributable to the following factors. The Company continued to improve its management, which resulted in relatively high efficiency for all oil and natural gas fields and the rescheduling of the examination and maintenance of some oil fields for the first half of the year to second half of the year. In addition, newly commenced oilfields have higher production capacities than expectations, while old oilfields achieved higher initial production capacities through production enhancement activities. Furthermore, there was no occurrence of typhoons affecting production. Finally, overseas net entitlement production increased due to lower oil prices as compared with the same period last year.

It is worth special mentioning that the Company may still face great challenges ahead in accomplishing its production volume target in the second half of the year as a result of the following factors. Some oilfields are about to suspend production for examination and maintenance. In addition, old oilfields which implemented measures for increasing production in the first half of the year will see a sharp decline in their production capacities. Also, the supply of resources for operations will become tighter in the second half of the year, meaning that some measures for increasing production cannot be implemented. As always, the impact of typhoons is unpredictable. Finally, if international oil prices remain high, overseas net entitlement production may drop.

REMARKABLE EXPLORATION RESULTS

With the Company’s in-depth exploration research and improvement of management in exploration operations, the huge potential for exploration in offshore China continues to be further demonstrated.

In the first half of 2007, the Company made significant progress in exploration. It was encouraging that a total of seven new discoveries were made.

In Bohai Bay, the Company successfully found Bozhong 28-2 East, Bozhong 26-3, Jinzhou 25-1 and Kenli 20-1. In Western South China Sea, the Company successfully discovered Weizhou 11-7, Weizhou 11-8 and Weizhou 6-1 South.

Other than Kenli 20-1, all of these discoveries are independent discoveries. In particular, we are pleased that the Jinzhou 25-1 discovery contains abundant reserves with high crude quality, and is expected to be developed into a large field.

We believe that these new discoveries will contribute to the reserve growth of the Company in the near future.

In addition, we also successfully appraised eight oil and gas structures, namely Bozhong 28-2 East, Bozhong 26-3, Jinxian 1-1, Jinzhou 25-1 and Kenli 20-1 in Bohai Bay, and Weizhou 11-7, Weizhou 11-8 and Weizhou 6-8 in Western South China Sea, laying a solid foundation for further development.

CHAIRMAN’S STATEMENT

LIUHUA 11-1 SUCCESSFULLY RESUMED PRODUCTION

During the first half of 2007, the Company was extremely proud to have successfully resumed production at the Liuhua 11-1 oilfield.

In May 2006, the Liuhua 11-1 oilfield was hit by a typhoon and forced to suspend production due to the damage of part of its production facilities. In order to resume production as soon as possible, the Company actively managed the resumption of production at the Liuhua 11-1 oilfield, despite the challenge that the relevant equipment and spare parts might not be available before 2008.

With the support of related service providers, the Company thought out of the box of traditional offshore facilities maintenance, developed and adopted innovative solutions, and took only one year to resume production at the Liuhua 11-1 oilfield.

The Liuhua 11-1 oilfield successfully resumed production on 27 June 2007. The oilfield’s current daily production is almost equal to that before the suspension.

The rapid and successful resumption of production at the Liuhua 11-1 oilfield will help the Company achieve its production target for 2007.

The resumption of production at Liuhua 11-1 oilfield again demonstrates that the Company is able to tackle and respond to challenges brought about by external factors. We believe that, with the experience gained from the resumption of production at the Liuhua 11-1 oilfield, the Company will further improve its capability in responding to unforeseen natural challenges as well as challenges from complex projects.

STABLE FINANCIAL RESULTS

Affected by a decline in worldwide oil prices since the second half of last year, our realized oil price was lower year on year. For the first half of the year, our average realized oil price was US$58.80 per barrel, representing a decrease of 5.8% over the same period last year. Our realized gas price was US$3.21 per thousand cubic feet, representing a slight increase of 1.3% over the same period last year.

However, the steady growth in the Company’s production has partially offset the impact of the decline in oil prices. For the first half of the year, the Company recorded sales revenue from oil and gas of RMB33.22 billion, representing a decrease of 6.4% over the same period last year. Despite pressure from increases in service and commodity prices and the imposition of the special oil gain levy, the Company maintained sound cost control. Our profit before tax was RMB20.01 billion and our net profit was RMB14.55 billion, representing decreases of 16.1% and 10.6% over the same period last year, respectively.

For the first half of the year, our earnings per share was RMB0.34. In order to share the successful operating results of the Company with shareholders, the Board of Directors has approved the payment of an interim dividend of HK$0.13 per share for 2007.

CHAIRMAN’S STATEMENT

OUTLOOK

Looking ahead to the second half of the year, the Company will uphold its goal of creating value for shareholders and aim to capitalise on the favorable market conditions, bearing in mind that safe production is fundamental, strive to improve performance in exploration, development, production and engineering construction simultaneously, thereby delivering satisfactory results to shareholders.

I would like to take this opportunity to express my heartfelt thanks to all shareholders for your consistent support, and on behalf of the Board of Directors, express my sincere gratitude to the management and all staff for their hard work.

Fu Chengyu Chairman & Chief Executive Officer Hong Kong, 29 August 2007

KEY FIGURES

	Six months ended 30 June
	2007	2006

Net profit, million RMB	14,551	16,278
Earnings per share, RMB	0.34	0.39

Total oil and gas sales, million RMB	33,222	35,475
Total revenue, million RMB	42,219	48,338

Total Production
Oil, million barrels	68.1	68.3
Gas, billion cubic feet	99.7	77.6
Total, million barrels of oil equivalent	85.4	81.7

Daily Production
Oil, barrels	376,444	377,596
Gas, million cubic feet	551	429
Total, barrels of oil equivalent	471,611	451,392

INTERIM CONDENSED
CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2007
(All amounts expressed in thousands of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2007	2006
		(Unaudited)	(Unaudited)
REVENUE
Oil and gas sales	3	33,221,692	35,474,835
Marketing revenue	3	8,931,857	12,821,824
Other income		65,209	41,324

		42,218,758	48,337,983

EXPENSES
Operating expenses		(3,583,171)	(3,212,987)
Production tax		(1,579,743)	(1,710,621)
Exploration expenses		(1,221,500)	(708,604)
Depreciation, depletion and amortisation		(3,535,960)	(3,366,327)
Dismantlement		(158,211)	(139,285)
Special oil gain levy		(2,255,043)	(1,988,459)
Crude oil and product purchases	3	(8,802,570)	(12,578,730)
Selling and administrative expenses		(706,310)	(661,903)
Others		(95,896)	(161,250)

		(21,938,404)	(24,528,166)

PROFIT FROM OPERATING ACTIVITIES		20,280,354	23,809,817
Interest income		246,934	372,836
Finance costs	4	(1,777,515)	(1,097,182)
Exchange gains, net		725,972	305,009
Investment income		231,934	302,344
Share of profits of associates		307,227	164,495
Non-operating (expense)/income, net		(1,828)	1,236

PROFIT BEFORE TAX		20,013,078	23,858,555
Tax	5	(5,461,684)	(7,580,823)

PROFIT		14,551,394	16,277,732

EARNINGS PER SHARE
Basic	6	RMB0.34	RMB0.39
Diluted	6	RMB0.34	RMB0.39

DIVIDEND
Interim dividend declared	14	5,453,084	5,334,091

INTERIM CONDENSED
CONSOLIDATED BALANCE SHEET
30 June 2007
(All amounts expressed in thousands of Renminbi)

	Notes	30 June	31 December
		2007	2006
		(Unaudited)	(Audited)
NON-CURRENT ASSETS
Property, plant and equipment, net	7	111,510,193	103,406,376
Intangible assets	8	1,338,761	1,409,053
Investments in associates		1,664,187	1,543,515
Available-for-sale financial assets		1,818,732	1,017,000

Total non-current assets		116,331,873	107,375,944

CURRENT ASSETS
Accounts receivable, net	9	6,305,211	5,437,873
Inventories and supplies		2,158,281	1,691,479
Due from related companies		3,076,132	2,340,447
Other current assets		1,973,603	2,435,363
Available-for-sale financial assets		9,493,958	12,390,058
Time deposits with maturity over three months		14,641,575	9,232,797
Cash and cash equivalents		12,274,736	14,364,055

Total current assets		49,923,496	47,892,072

CURRENT LIABILITIES
Accounts payable	10	4,551,175	4,145,977
Other payables and accrued liabilities		7,594,470	5,481,499
Current portion of long term bank loans		8,391	17,816
Due to related companies		1,397,417	1,175,271
Due to the parent company		38,287	456,961
Tax payable		3,836,367	3,203,856

Total current liabilities		17,426,107	14,481,380

NET CURRENT ASSETS		32,497,389	33,410,692

TOTAL ASSETS LESS CURRENT LIABILITIES		148,829,262	140,786,636

NON-CURRENT LIABILITIES
Long term bank loans	11	2,902,935	2,438,172
Long term guaranteed notes	12	19,196,098	17,885,841
Provision for dismantlement		5,168,730	5,412,581
Deferred tax liabilities		6,644,193	7,236,169

Total non-current liabilities		33,911,956	32,972,763

NET ASSETS		114,917,306	107,813,873

EQUITY
Equity attributable to shareholders of the Company
Issued capital	13	923,706	923,653
Reserves		113,951,655	106,848,275
		114,875,361	107,771,928

Minority interest		41,945	41,945

TOTAL EQUITY		114,917,306	107,813,873

INTERIM CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2007
(All amounts expressed in thousands of Renminbi)

	Issued share capital	Share premium and capital redemption reserve	Cumulative translation reserve	Statutory and non- distributive reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
(Unaudited)
Balances at 1 January 2006	876,635	20,766,048	(512,943)	11,681,974	208,336	40,583,047	73,603,097	—	73,603,097

Changes in fair value of
available-for-sale
financial assets	—	—	—	—	(47,603)	—	(47,603)	—	(47,603)

Exchange realignment	—	—	(358,857)	—	—	—	(358,857)	—	(358,857)

Total income and expenses for
the period recognised
directly in equity	—	—	(358,857)	—	(47,603)	—	(406,460)	—	(406,460)

Profit for the period	—	—	—	—	—	16,277,732	16,277,732	—	16,277,732

Total income and expenses for
the period	—	—	(358,857)	—	(47,603)	16,277,732	15,871,272	—	15,871,272

2005 final dividends	—	—	—	—	—	(4,478,495)	(4,478,495)	—	(4,478,495)

Equity-settled share option
expenses	—	—	—	—	36,285	—	36,285	—	36,285

Issue of shares	46,994	14,195,775	—	—	—	—	14,242,769	—	14,242,769

Balances at 30 June 2006*	923,629	34,961,823	(871,800)	11,681,974	197,018	52,382,284	99,274,928	—	99,274,928

(Unaudited)
Balances at 1 January 2007	923,653	34,965,514	(1,770,537)	19,460,631	275,045	53,917,622	107,771,928	41,945	107,813,873

Changes in fair value of
available-for-sale
financial assets	—	—	—	—	(33,576)	—	(33,576)	—	(33,576)

Exchange realignment	—	—	(1,503,553)	—	—	—	(1,503,553)	—	(1,503,553)

Total income and expenses for
the period recognised
directly in equity	—	—	(1,503,553)	—	(33,576)	—	(1,537,129)	—	(1,537,129)

Profit for the period	—	—	—	—	—	14,551,394	14,551,394	—	14,551,394

Total income and expenses for
the period	—	—	(1,503,553)	—	(33,576)	14,551,394	13,014,265	—	13,014,265

2006 final dividends	—	—	—	—	—	(5,976,221)	(5,976,221)	—	(5,976,221)

Equity-settled share option
expenses	—	—	—	—	39,649	—	39,649	—	39,649

Conversion from bonds	53	25,687	—	—	—	—	25,740	—	25,740

Balances at 30 June 2007*	923,706	34,991,201	(3,274,090)	19,460,631	281,118	62,492,795	114,875,361	41,945	114,917,306

*	These reserve accounts comprise the consolidated reserves of RMB113,951,655 (2006: RMB98,351,299) in the interim condensed consolidated balance sheet.

INTERIM CONDENSED
CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2007
(All amounts expressed in thousands of Renminbi)

	Six months ended 30 June
	2007	2006
	(Unaudited)	(Unaudited)
Net cash inflow from operating activities	20,630,818	21,326,594
Net cash outflow from investing activities	(16,995,177)	(21,749,594)

Net cash inflow/(outflow) before financing activities	3,635,641	(423,000)
Net cash (outflow)/inflow from financing activities	(5,471,896)	10,013,104

Net (decrease)/increase in cash and cash equivalents	(1,836,255)	9,590,104
Cash and cash equivalents at beginning of period	14,364,055	8,991,758
Effect of foreign exchange rate changes, net	(253,064)	(123,734)

Cash and cash equivalents at end of period	12,274,736	18,458,128

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the six months ended 30 June 2007, the Group was principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2007, the Company had direct or indirect interests in the following principal subsidiaries and associates:

Name of entity	Place and date of incorporation/ establishment	Nominal value of issued and paid/registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum
	15 September 1999			exploration,
				development,
				production and
				sales in the PRC

CNOOC International	British Virgin Islands	US$2	100%	Investment holding
Limited	23 August 1999

China Offshore Oil	Singapore	S$3 million	100%	Sales and marketing
(Singapore)	14 May 1993			of petroleum
International Pte., Ltd.				products outside
				the PRC

CNOOC Finance (2002)	British Virgin Islands	US$1,000	100%	Bond issuance
Limited	24 January 2002

CNOOC Finance (2003)	British Virgin Islands	US$1,000	100%	Bond issuance
Limited	2 April 2003

CNOOC Finance (2004)	British Virgin Islands	US$1,000	100%	Bond issuance
Limited	9 December 2004

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Name of entity	Place and date of incorporation/ establishment	Nominal value of issued and paid/registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities
Indirectly held subsidiaries*:

Malacca Petroleum	Bermuda	US$12,000	100%	Offshore petroleum
Limited	2 November 1995			exploration,
				development and
				production in
				Indonesia

OOGC America, Inc.	State of Delaware,	US$1,000	100%	Investment holding
	United States of America
	2 September 1997

OOGC Malacca Limited	Bermuda	US$12,000	100%	Offshore petroleum
	2 November 1995			exploration,
				development and
				production in
				Indonesia

CNOOC Southeast Asia	Bermuda	US$12,000	100%	Investment holding
Limited	16 May 1997

CNOOC ONWJ Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			exploration,
	27 March 2002			development and
				production in
				Indonesia

CNOOC SES Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			exploration,
	27 March 2002			development and
				production in
				Indonesia

CNOOC Poleng Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			exploration,
	27 March 2002			development and
				production in
				Indonesia

CNOOC Madura Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			exploration,
	27 March 2002			development and
				production in
				Indonesia

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Name of entity	Place and date of incorporation/ establishment	Nominal value of issued and paid/registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities
Indirectly held subsidiaries* (continued) :

CNOOC Blora Ltd.	Labuan, F.T.,	US$1	100%	Onshore petroleum
	Malaysia			exploration,
	27 March 2002			development and
				production in
				Indonesia

CNOOC NWS	Singapore	S$1	100%	Offshore petroleum
Private Limited	8 October 2002			exploration,
				development and
				production in
				Australia

CNOOC Wiriagar	British Virgin Islands	US$1	100%	Offshore petroleum
Overseas Limited	15 January 2003			exploration,
				development and
				production in
				Indonesia

CNOOC Muturi Limited	The Isle of Man	US$7,780,700	100%	Offshore petroleum
	8 February 1996			exploration,
				development and
				production in
				Indonesia

CNOOC Exploration	Nigeria	Naira10 million	100%	Offshore petroleum
& Production Nigeria	6 January 2006			exploration,
Limited				development and
				production in Africa

AERD Projects	Nigeria	Naira10 million	92.11%	Offshore petroleum
Nigeria Limited	28 January 2005			exploration,
				development and
				production in Africa

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Name of entity	Place and date of incorporation/ establishment	Nominal value of issued and paid/registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities
Associates**:

Shanghai Petroleum and	Shanghai, PRC	RMB900 million	30%	Offshore petroleum
Natural Gas Company	7 September 1992			exploration,
Limited				development,
				production and sale
				in South Yellow Sea
				and East China Sea

CNOOC Finance	Beijing, PRC	RMB1,415 million	31.8%	Provision of
Corporation Limited	14 June 2002			deposit, transfer,
				settlement, loan,
				discounting and
				other financing
				services to CNOOC
				and its member
				entities

*	Indirectly held through CNOOC International Limited

**	Indirectly invested through CNOOC China Limited

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2007 have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting”.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2006.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2006, except for the adoption of new and amended Standards and Interpretations mandatory for annual periods beginning on or after 1 January 2007, as follows:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

The HKAS 1 Amendment affects the disclosures about qualitative information about the Group’s objectives, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of the Group’s financial instruments and the nature and extent of risks arising from those financial instruments and also incorporates many of the disclosure requirements of HKAS 32.

HK(IFRIC)-Int 8 states that HKFRS 2 applies to particular transactions in which goods or services are received and requires that an entity shall measure the unidentifiable goods or services received as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received) at the grant date.

HK(IFRIC)-Int 9 states that the date to assess the existence of an embedded derivative is the date that an entity first becomes party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows.

HK(IFRIC)-Int 10 requires that an entity must not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The adoption of these new changes and amendments did not have a material impact on the Group’s results of operations or financial position.

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Impact of issued but not yet effective Hong Kong Financial Reporting Standards (“HKFRSs”)

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs that are not mandatory for these financial statements. The Group has not early applied these HKFRSs in these financial statements. The following HKFRSs are effective for the Group’s accounting periods beginning on or after 1 January 2008:

HKAS 23 (Revised)	Borrowing Costs
HKFRS 8	Operating Segments
HK(IFRIC)-Int 11	HKFRS 2-Group and Treasury Share Transactions

HKAS 23 (Revised) requires accounting for borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset to form part of the cost of that asset, while other borrowing costs are recognised as an expense.

HKFRS 8 requires disclosure of information about the Group’s operating segments to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates. It requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance.

HK(IFRIC)-Int 11 requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the equity instruments from another party, or the shareholders provide the equity instruments needed.

The Group is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, it has concluded that while the adoption of the HKFRS 8 may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a material impact on the Group’s results of operations and financial position.

3.	OIL AND GAS SALES AND MARKETING REVENUE

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share of allocable oil that is lifted and sold on behalf of the government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

Marketing revenue represents the sales of oil purchased from foreign partners under production sharing contracts and the revenues from the trading of oil through the Company’s subsidiary in Singapore. The costs of the oil sold are included in “Crude oil and product purchases” in the interim condensed consolidated income statement.

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

4.	FINANCE COSTS

An amount of approximately RMB139,745,000 (2006: approximately RMB102,043,000) of accretion expense for provision for dismantlement and an amount of approximately RMB1,602,568,000 (2006: approximately RMB980,729,000) for the fair value losses on embedded derivative component in the convertible bonds have been recognised in the interim condensed consolidated income statement during the period.

5.	TAX

(i) Income tax

The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 17.5% on profits arising in or derived from Hong Kong.

The Company’s subsidiary in the mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is exempted from the 3% local surcharge and is subject to an enterprise income tax rate of 30% under the prevailing tax rules and regulations.

During the 5th Session of the 10th National People’s Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the “New CIT Law”) was approved and will become effective on 1 January 2008. The New CIT Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

As a result of the tax rate change, the Group estimates that the change in the corporate income tax rates has had the following impact on the results and financial position of the Group for the six months ended 30 June 2007:

RMB’000
Decrease in income tax expenses	1,006,740
Decrease in deferred tax liability	1,006,740

At the date of approval of this interim condensed consolidated financial statements, detailed implementation and administrative requirements relating to the New CIT Law have yet to be announced. These detailed requirements include regulations concerning the computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions. The Group will further evaluate the impact on its operating results and financial positions of future periods as more detailed requirements are issued.

The Company’s subsidiary in Singapore, China Offshore Oil (Singapore) International Pte., Ltd., is subject to income tax at rates of 10% and 20%, for its oil trading activities and other income generating activities, respectively. The Company’s subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. According to the current tax treaty between Indonesia and Malaysia, the Company’s subsidiaries owning interests in oil and gas properties in Indonesia are subject to corporate and dividend tax combined at rates ranging from 43.125% to 51.875%. The Company’s subsidiary owning interests in oil and gas properties in the North West Shelf Project (“NWS Project”) in Australia is subject to income tax at the rate of 30%. All of the Company’s other subsidiaries are not subject to any income taxes in their respective jurisdictions for the periods presented.

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

5.	TAX (CONTINUED)

	(i)	Income tax (continued)

Certain of the Group’s oil and gas interests in Indonesia are held through companies incorporated in Labuan. Companies incorporated in Labuan enjoy certain reduced tax rates provided by the tax treaty between Indonesia and Malaysia. In May 2006, certain proposed amendments to the tax treaty were agreed by the respective ministers of the two countries. According to the proposed amendments, the tax rates will increase from 43.125% to 48% and from 51.875% to 56% respectively. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. It is still uncertain when the ratification will be completed by the two countries as at 30 June 2007.

	(ii)	Other taxes

The Company’s PRC subsidiary pays the following other taxes:

—    Production tax equal to 5% of independent production and production under production sharing contracts;

—    Export tariff on petroleum oils at a rate of 5% levied beginning 1 November 2006; and

—    Business tax at rates of 3% to 5% on other income.

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

6.	EARNINGS PER SHARE

	Six months ended 30 June
	2007		2006
	(Unaudited)		(Unaudited)
Earnings:
Profit from ordinary activities attributable to
shareholders for the period for the purpose of
basic earnings per share	RMB 14,551,394,000		RMB 16,277,732,000
Interest expenses and fair value losses recognised on the
embedded derivative components of convertible bonds	RMB 1,602,568,000*		RMB 1,131,648,000*

Profit from ordinary activities attributable to
shareholders for the period for the purpose of
diluted earnings per share	RMB 16,153,962,000*		RMB 17,409,380,000*

Number of shares:
Weighted average number of ordinary shares for
the purpose of basic earnings per share before
effects of new shares issued	43,328,552,648		41,054,675,375

Weighted average effect of new shares issued
during the period	59,314		627,825,214

Weighted average number of ordinary shares for
the purpose of basic earnings per share	43,328,611,962		41,682,500,589

Effect of dilutive potential ordinary shares under
the share option schemes	79,499,953		58,746,128

Effect of dilutive potential ordinary shares for
convertible bonds based on the “if converted method”	1,319,787,406	*	1,303,469,732	*

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,727,899,321	*	43,044,716,449	*

Earnings per share – Basic	RMB0.34		RMB0.39

– Diluted	RMB0.34*		RMB0.39*

*
Since the diluted earnings per share amount is increased when taking the convertible bonds into account, the convertible bonds had an anti-dilutive effect on the basic earnings per share for the periods and were ignored in the calculation of diluted earnings per share. Therefore, diluted earnings per share amount is based on the profit for the period of approximately RMB14,551,394,000 (2006: approximately RMB16,277,732,000) and the weighted average of 43,408,111,915 (2006: 41,741,246,717) ordinary shares.

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

During the six months ended 30 June 2007, additions to the Group’s property, plant and equipment amounted to approximately RMB13,321,692,000 (six months ended 30 June 2006: approximately RMB9,250,236,000). The interest of the Group in the NWS Project has been charged to the other partners of the project as security for certain of the Group’s liabilities relating to the project.

Included in the current period additions was an amount of approximately RMB 427,776,000 (six months ended 30 June 2006: approximately RMB413,553,000) in respect of interest capitalised in property, plant and equipment.

8.	INTANGIBLE ASSETS

The consideration allocated to the gas processing rights regarding the NWS Project was recognised as an intangible asset of the Company. The NWS Project started commercial production in 2006. Accordingly, the intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas using the unit-of-production method.

9.	ACCOUNTS RECEIVABLE, NET

The customers are required to make payment within 30 days after the delivery of oil and gas. As at 30 June 2007 and 31 December 2006, substantially all of the accounts receivable were aged within six months.

10.	ACCOUNTS PAYABLE

As at 30 June 2007 and 31 December 2006, substantially all of the accounts payable were aged within six months.

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

11.	LONG TERM BANK LOANS

The long term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.

		30 June	31 December
		2007	2006
		(Unaudited)	(Audited)
		RMB’000	RMB’000

	Effective interest rate and
	final maturity

RMB denominated	Effective interest rate of	500,000	500,000
bank loans	4.05% per annum with
	maturity through 2016

US$ denominated	Effective interest rate of	2,402,935	1,938,172
bank loans	LIBOR+0.23% to 0.26%
	per annum with maturity
	through 2017

Japanese Yen	Effective interest rate of 4.1%	8,391	17,816
denominated bank loans	per annum with maturity
	through 2007

		2,911,326	2,455,988
Less: Current portion of long term bank loans		(8,391)	(17,816)

		2,902,935	2,438,172

As at 30 June 2007, all the bank loans of the Group were unsecured and none of the outstanding borrowings were guaranteed by CNOOC.

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

12.	LONG TERM GUARANTEED NOTES

Long term guaranteed notes comprised the following:

(i)
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(ii)
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(iii)
The principal amount of US$1 billion zero coupon guaranteed convertible bonds due in 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company issued by, CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, on 15 December 2004. The bonds are convertible from 15 January 2005 onwards at a price of HK$6.075 per share, subject to adjustment for, among other things, the subdivision or consolidation of shares, bond issues, rights issues, capital distribution and other dilutive events. The conversion price was adjusted to HK$5.97, HK$5.90 and HK$5.79 per share on 7 June 2005, 7 June 2006 and 7 June 2007, respectively, as a result of the declaration of the dividends for 2004, 2005 and 2006 by the Company. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount. CNOOC Finance (2004) Limited has an early redemption option at any time after 15 December 2007 (subject to certain criteria) and a cash settlement option to pay cash in lieu of delivering shares when the bondholders exercise their conversion right. The bondholders also have an early redemption option to require CNOOC Finance (2004) Limited to redeem all or part of the bonds on 15 December 2007 at an early redemption amount of 103.038% of the principal amount.

During the six-month ended 30 June 2007, an amount of US$2,000,000 of the convertible bonds was requested for conversion by a bondholder, and the Company issued new shares upon conversion.

CNOOC Finance (2004) Limited renounced its cash settlement option by way of a supplemental trust deed dated 31 July 2007 entered into between the Company, CNOOC Finance (2004) Limited and BNY Corporate Trustee Services Limited. As such, the derivative component of the convertible bonds will no longer be a liability and thus will be transferred to equity.

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

13.	SHARE CAPITAL

	Number of shares	Share capital	Issued share capital Equivalent of
Shares		HK$’000	RMB’000

Authorised:
Ordinary shares of HK$0.02 each
as at 30 June 2007 and
31 December 2006	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each
as at 1 January 2006	41,054,675,375	821,094	876,635
Issue of shares	2,272,727,273	45,454	46,994
Exercise of share options	1,150,000	23	24

As at 31 December 2006 (audited)	43,328,552,648	866,571	923,653
Conversion from bonds	2,683,937	54	53

As at 30 June 2007 (unaudited)	43,331,236,585	866,625	923,706

14.	DIVIDEND

On 29 August 2007, the board of Directors (the “Board”) declared an interim dividend of HK$0.13 per share (2006: HK$0.12 per share), totalling approximately HK$5,633,061,000 (equivalent to approximately RMB5,453,084,000), estimated based on the number of issued shares as at 30 June 2007 (2006: approximately RMB5,334,091,000).

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

15.	SHARE OPTION SCHEMES

The Company has the following four share option schemes:

	(i)	Pre-Global Offering Share Option Scheme (as defined in the Other Information section);

	(ii)	2001 Share Option Scheme (as defined in the Other Information section);

	(iii)	2002 Share Option Scheme (as defined in the Other Information section); and

	(iv)	2005 Share Option Scheme (as defined in the Other Information section).

Details of these share option schemes are disclosed in the Other Information section in this interim report.

During the six-month period ended 30 June 2007, the movements in the options granted under all of the above share option schemes were as follows:

	No. of share	Weighted average
	options	exercise price
		HK$
Outstanding at beginning of the period	242,399,900	4.13
Granted during the period	87,222,000	7.29
Forfeited during the period	(24,493,333)	4.31

Outstanding at end of period	305,128,567	5.02

Exercisable at end of period	138,266,566	3.28

No share options had been cancelled or exercised during the six months ended 30 June 2007.

The weighted average fair value of the options granted under the above four share option schemes at the respective dates of grants was HK$1.30 per share. The fair value of the share options granted during the six-month period ended 30 June 2007 is calculated, using the Black-Scholes model with the following assumptions: expected dividend yield of 3.58%, expected life of five years, expected volatility of 30.80% and risk-free interest rate of 4.254%. The weighted average exercise price of the above share options was HK$4.54 per share.

The assumptions on which the option pricing model is based represent the subjective estimation of the Directors as to the circumstances existing at the time the options were granted.

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS

The majority of the Group’s business activities are conducted with state-owned enterprises (including CNOOC and its associates). As the Group is controlled by CNOOC, transactions with CNOOC and its associates are disclosed as related party transactions. The Group considers that transactions with other state-owned enterprises (other than CNOOC and its associates) are in the ordinary course of business and there are no indicators that the Group influenced, or was influenced by, those state-owned enterprises. Accordingly, the Group has not disclosed such transactions with other state-owned enterprises (other than CNOOC and its associates) as related party transactions.

In order to present a more coherent, logical and understandable picture to shareholders, and also to enable the Company to monitor the status of its connected transactions as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) more effectively, the Company has adopted a new categorisation for its related party/continuing connected transactions with CNOOC and/or its associates. On 8 December 2005, the Company entered into three comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited (“COSL”) and Offshore Oil Engineering Co., Ltd. (“CNOOC Engineering”) respectively for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the new categories of related party/continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of two years from 1 January 2006. The new categorisation and caps for each category of related party/continuing connected transactions as approved by the independent shareholders of the Company on 31 December 2005 applicable to the Company for the period from 1 January 2006 to 31 December 2007 are as follows:

	(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group;

	(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates; and

	(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates.

Since the establishment of CNOOC, certain associates of CNOOC specialised in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to the Group through bidding process. The Group will continue to use these services provided by the associates of CNOOC, including but not limited to COSL, CNOOC Engineering and CNOOC Oil Base Group Limited (“COBGL”). CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its associates are set out below.

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS (CONTINUED)

	(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

		(a)	Provision of exploration and support services

The services provided by CNOOC and/or its associates to the Group on exploration operations include:

•          well site survey;
•          seismic data acquisition and processing;
•          integrated exploration research services;
•          exploration well operation;
•          related technical services on exploration well;
•          tow-boat, transportation and safety services; and
•          other related technical and supporting services.

		(b)	Provision of oil and gas development and support services

The services provided by CNOOC and/or its associates to the Group on oil and gas development operations include:

•          platform survey;
•          drilling and completion well operation;
•          related technical services on drilling and completion;
•          design, construction, installation and tuning of production facilities;
•          shipping transportation;
•          provision of materials;
•          integrated research on development techniques; and
•          other related technical and supporting services.

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS (CONTINUED)

	(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

		(c)	Provision of oil and gas production and support services

The services provided by CNOOC and/or its associates to the Group on oil and gas production operations are set out below. In addition, the scope of business of these companies also include various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

•           integrated research on production techniques;
•           well workover;
•           shipping transportation;
•           oil tanker transportation;
•           provision of materials;
•           maintenance of platform;
•           repair of equipment and pipeline;
•           production operations;
•           oil and gas production labour services;
•           warehousing and storage;
•           lease of equipment and building;
•           road transportation services;
•           telecommunication and network services;
•           wharf services;
•    construction services, including roads, wharfs, buildings, factories and water barriers;
•           maintenance and repair of major equipment;
•           medical, childcare and social services;
•           provision of water, electricity and heat;
•           security and fire services;
•           technical training;
•           accommodation;
•           maintenance and repair of buildings;
•           catering services; and
•           other related technical and supporting services.

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS (CONTINUED)

	(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

		(d)	Provision of marketing, management and ancillary services

CNOOC and/or its associates provide marketing, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group. Details of these services are set out below:

•	marketing services;
•	management;
•	staff recruitment;
•	publishing;
•	telecommunications;
•	leases of properties;
•	property management;
•	water, electricity and heat supply;
•	car rental;
•	integrated services such as record keeping, filing, repair of computer, catering and photocopying; and
•	integrated research.

In addition, as part of providing administration and management services to the Group, CNOOC and/or its associates leased certain premises to the Group for use as office premises and staff quarters. In addition to leasing these properties, CNOOC and/or its associates also provided management services in respect of certain properties leased to the Group.

Pricing principles for transactions referred to in paragraphs (a) to (d) above

The continuing connected transactions referred to in paragraphs (a) to (d) above relate to services provided by CNOOC and/or its associates to the Group. In general, the services provided by CNOOC and/or its associates to the Group are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular product or service ceases to be applicable or there is no open market for such product or service, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its associates for providing the relevant product or service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS (CONTINUED)

	(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

		(e)	FPSO vessel lease agreements

The Group leases floating production, storage and offloading (FPSO) vessels from COBGL for the use in oil and gas production operations at market prices and on normal commercial terms, which are calculated on a daily basis. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used during the offshore oil and gas production for processing, storage and channelling of crude oil. The terms of FPSO vessel leases are usually determined based on the expected terms of oil and gas exploration, development and production.

The Group’s transactions with related parties referred to above during the period are as follows:

	Six months ended
	30 June	30 June
	2007	2006
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000
Provision of exploration and support services under
exploration expenses	847,577	602,565
Included in: Capitalised under property,
plant and equipment	255,715	210,146
Provision of oil and gas development and
support services under development expenses	3,856,334	2,886,632
Provision of oil and gas production and
support services under operating expenses	1,042,857	788,990
Provision of marketing, management and
ancillary services under selling and
administrative expenses	171,127	180,475
Provision of FPSO vessel leases under
operating expenses	197,553	202,450

	6,115,448	4,661,112

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS (CONTINUED)

	(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates

In addition to providing various services to the Group, CNOOC and/or its associates may also utilise various types of management, facilities and ancillary services, including the supply of materials, provided by the Group from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its associates to the Group under paragraphs (a) to (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by the Group to CNOOC and/or its associates include:

• technical consulting; • technology transfer; • management; • technical research services; and • other supporting services.

	(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a) Sales of petroleum and natural gas products

The Group sells petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its associates which engage in the downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that an individual sales contract will be entered into from time to time between the Group and CNOOC and/or its associates in relation to such sales.

(b) Long term sales of natural gas and liquefied natural gas

The Group sells natural gas to CNOOC and/or its associates which engage in the downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline. Due to the size of investment and the fact that sales are usually made to markets proximate to the exploration site, and that purchasers tend to utilise the natural gas products in areas close to the exploration site, and in order to ensure the return on investment from the exploration of natural gas, the Group will usually enter into long term sales contracts with a term of 15 to 20 years. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields. The Group has also invested and acquired interests in liquefied natural gas related upstream projects in Tangguh of Indonesia and the North West Shelf of Australia. It is also envisaged that from time to time the Group may sell liquefied natural gas explored and produced from these gas reserves mentioned above and other gas reserves in which the Group may invest in the future to CNOOC and/or its associates.

NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS (CONTINUED)

	(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates (continued)

For the six months ended 30 June 2007, the total sales of petroleum and natural gas products by the Group to CNOOC and/or its associates amounted to approximately RMB19,255,524,000 (2006: approximately RMB19,230,998,000). Among such sales, the sales under long term sales contracts for natural gas and liquefied natural gas amounted to approximately RMB810,048,000 (2006: approximately RMB470,428,000), and the sales under the sales contracts of petroleum and natural gas products amounted to approximately RMB18,445,476,000 (2006: approximately RMB18,760,570,000).

	(iv)	Transactions with CNOOC Finance Corporation Limited

In addition to the above related party transactions, the Company also entered into a framework agreement (the “Framework Agreement”) with CNOOC Finance Corporation Limited (“CNOOC Finance”) on 8 April 2004. Under the Framework Agreement, the Group utilises the financial services provided by CNOOC Finance, a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Such services include placing of the Group’s cash deposits with CNOOC Finance, the settlement services for transactions between the Group and other entities including CNOOC and its associates and the provision of loans. The charges levied by CNOOC Finance for its financial services to the Group are based on the pricing policies of CNOOC Finance, which are subject to the People’s Bank of China guidelines, including the interest rates and other fees, as well as guidelines published by PRC self-regulatory bodies, such as China National Association of Finance Companies. Based on these guidelines, CNOOC Finance has limited discretion in setting its prices.

As the waiver for the deposit services provided by CNOOC Finance to the Group with the cap of RMB6.8 billion which expired on 7 April 2007 was not renewed, the Group has only continued to use the financial services provided by CNOOC Finance to the extent that they are exempted from the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules since then.

For the period from 1 January 2007 to 7 April 2007, the maximum outstanding balance of deposits (including accrued interest) placed with CNOOC Finance amounted to approximately RMB6,501,841,000 (six months ended 30 June 2006: approximately RMB6,143,543,000). For the six months ended 30 June 2007, the interest income earned from deposits in CNOOC Finance amounted to approximately RMB26,110,000 (2006: approximately RMB30,794,000).

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007 (All amounts expressed in Renminbi unless otherwise stated)

17.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 30 June 2007, the Group had the following capital commitments, principally for the construction and purchases of property, plant and equipment:

	30 June	31 December
	2007	2006
	(Unaudited)	(Audited)
	RMB’000	RMB’000

Contracted, but not provided for	12,584,300	11,857,620
Authorised, but not contracted for	21,485,089	30,029,132

As at 30 June 2007, the Group had unutilised banking facilities amounting to approximately RMB46,309,331,000 (At 31 December 2006: approximately RMB47,040,884,000).

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Property leases are negotiated for terms ranging from 1 month to 5 years.

As at 30 June 2007, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2007	2006
	(Unaudited)	(Audited)
	RMB’000	RMB’000

Commitments due:
Within one year	131,775	47,458
In the second year	20,938	37,712
In the third to fifth years, inclusive	3,496	7,962

	156,209	93,132

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007 (All amounts expressed in Renminbi unless otherwise stated)

17.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(ii)	Operating lease commitments (continued)

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for terms ranging from 1 year to 10 years.

As at 30 June 2007, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2007	2006
	(Unaudited)	(Audited)
	RMB’000	RMB’000

Commitments due:
Within one year	293,797	299,619
In the second year	274,671	299,619
In the third to fifth years, inclusive	437,357	882,329
After the fifth year	296,326	—

	1,302,151	1,481,567

(iii)	Contingent liability

The Company and certain of its subsidiaries are the named defendants (the “Defendants”) in a case brought by an alleged successor in interest to a joint operating agreement (“JOA”) relating to Southeast Sumatra production sharing contract working area in Indonesia (the “Plaintiff”). The Company and its subsidiaries are alleged to be bound by this JOA through various agreements, including agreements to which neither the Company nor its subsidiaries were named parties. The Plaintiff claims a right under the JOA to demand an interest in the Tangguh Liquefied Natural Gas Project (“Tangguh LNG Project”). The Tangguh LNG Project is still under development.

The litigation has advanced to the framing, but not yet the decision, of certain key legal issues that are fundamental to whether the Plaintiff has any rights with respect to theTangguh LNG Project. A jurisdictional appeal is still pending as to certain Defendants.

Due to the Defendants’ filing of a counterclaim, as well as the still pending jurisdictional appeal, the November 2007 trial date originally set for the case has been changed to March 2008. The Company expects judicial evaluation of certain key defenses (by the court and by a court appointed mediator) in the near future, but presently considers the outcome of the case too uncertain at this stage to form the basis for making any provision in connection with the potential outcome of the case.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007 (All amounts expressed in Renminbi unless otherwise stated)

18.	SEGMENT INFORMATION

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under production sharing contracts and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The Group is mainly engaged in the exploration, development and production of crude oil and natural gas offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Canada, Singapore, Myanmar and Nigeria.

The following table presents revenue and profit information for the Group’s business segments.

	Independent operations Six months ended 30 June		Production sharing contracts Six months ended 30 June		Trading business Six months ended 30 June		Unallocated Six months ended 30 June		Eliminations Six months ended 30 June		Consolidated Six months ended 30 June
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment revenue
Sales to external customers:
Oil and gas sales	14,261,842	17,170,172	18,959,850	18,304,663	—	—	—	—	—	—	33,221,692	35,474,835
Marketing revenue	—	—	—	—	8,931,857	12,821,824	—	—	—	—	8,931,857	12,821,824
Intersegment revenue	—	592,836	3,036,117	5,546,065	—	—	—	—	(3,036,117)	(6,138,901)	—	—
Other income	3,371	5,108	55,950	34,449	—	—	5,888	1,767	—	—	65,209	41,324

Total	14,265,213	17,768,116	22,051,917	23,885,177	8,931,857	12,821,824	5,888	1,767	(3,036,117)	(6,138,901)	42,218,758	48,337,983

Segment results
Net profit	9,102,656	11,127,781	11,412,513	12,958,826	132,602	240,218	(6,096,377)	(8,049,093)	—	—	14,551,394	16,277,732

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007 (All amounts expressed in Renminbi unless otherwise stated)

19.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”)

(a)	Impairment of long-lived assets

Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset’s carrying amount exceeds the higher of an asset’s fair value less costs to sell and value in use, which incorporates discounting the asset’s estimated future cash flows.

Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered as held and used until it is disposed of.

SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of a property. The fair value of the property is estimated by the Group using the present value of future cash flows. The impairment is determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management’s estimate of future cash flows and consequently the carrying value of properties.

In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset (other than goodwill and available-for-sale equity investments) is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007 (All amounts expressed in Renminbi unless otherwise stated)

19.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”) (CONTINUED)

(b)	Accounting for convertible bonds

With effect from 1 January 2005, under HKAS 32 “Financial Instruments: Disclosure and Presentation”, financial instruments with cash settlement options and other derivative components will need to be bifurcated into a debt component and a derivative component. The derivative component is marked to market at each balance sheet date and the differences will be charged/credited to the income statement. The debt component is stated at amortised cost. The requirements of HKAS 32 have been applied retrospectively with comparative amounts restated.

Under US GAAP, convertible bonds are subject to different rules on the bifurcation of the debt and derivative components. However, there is no significant difference in the accounting treatments adopted under Hong Kong GAAP and US GAAP for the Group’s convertible bonds.

The Company considered whether the convertible bonds contain embedded derivative features which warrant separate accounting under the guidance provided in SFAS No. 133. To the extent that the embedded derivatives are determined to exist, the embedded derivatives are bifurcated as a single, compound derivative and are accounted for in accordance with SFAS No. 133. The Company bifurcated its embedded derivatives at fair value and determined the initial carrying value assigned to the host contract as the difference between the basis of the hybrid instrument and the fair value of the embedded derivatives, resulting in a discount attributed to the host bond contract. The host bond contract is then accreted from the initial amount to the maturity amount over the period from the date of issuance to the maturity date using the effective interest method.

The embedded derivative features within the convertible bonds that would individually warrant separate accounting as a derivative instrument under SFAS No. 133 are bundled together as a single, compound embedded derivative instrument that is bifurcated and accounted for separately from the host contract under SFAS No. 133. The Company used the binominal tree valuation model to value the compound embedded derivative features both initially and at each reporting period to record the changes in fair value of the derivative instruments.

Instruments with potential embedded derivative features are evaluated at inception to determine whether such features meet the definition of a derivative. The embedded derivative feature would be separated from the host contract and accounted for as a derivative instrument only if all of the following conditions are met:

(i)	the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract;

(ii)	the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value; and

(iii)	a separate instrument with the same terms as the embedded derivative instrument would meet the definition of a derivative as described in SFAS No. 133.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007 (All amounts expressed in Renminbi unless otherwise stated)

19.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”) (CONTINUED)

(b)	Accounting for convertible bonds (continued)

The Group’s convertible bonds include the following embedded derivative features that warrant separate accounting as a single, compound embedded derivative instrument under SFAS No. 133:

(i)
The bondholders’ right to convert the convertible bonds into the Company’s shares at a specified price. Upon the exercise of the conversion right by the bondholders of the convertible bonds, the Company has the option to settle the exercise of the conversion right in cash; and

(ii)	The convertible bonds are denominated in US dollars and are convertible into the Company’s shares denominated in Hong Kong dollars using a fixed exchange rate of US$1 to HK$7.77.

(c)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes, the future development and provision for dismantlement as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions.

(d)	Segment reporting

The Group’s segment information is based on the segmental operating results regularly reviewed by the Group’s chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group’s consolidated Hong Kong GAAP financial statements.

(e)	Income tax

The Group completed the acquisition of certain oil and gas interests in Nigeria in 2006. The oil and gas properties are still under exploration and development stage.

According to HKAS 12 “Income Taxes”, no deferred income tax liability is recognised for an asset acquisition. However, under US GAAP, a deferred income tax liability is recognised in accordance with EITF 98-11 “Accounting for Acquired Temporary Differences in Certain Purchase Transactions that are not Accounted for as Business Combinations”. Accordingly, both the property, plant and equipment and deferred tax liabilities related to OML130 are increased by RMB16,014,569,000 under US GAAP. The difference in accounting treatment has had no impact on the net equity reported under US GAAP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007 (All amounts expressed in Renminbi unless otherwise stated)

19.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”) (CONTINUED)

(f)	Provision for dismantlement

Hong Kong GAAP requires the provision for dismantlement to be recorded for a present obligation no matter whether the obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. In cases of remeasuring the provision for dismantlement of oil and gas properties, the Group shall use such a discount rate as mentioned above no matter whether future cash flows would move upward or downward. HK(IFRIC)-Int 1 requires that adjustments arising from changes in the estimated cash flows or the current discount rate should be added to or deducted from the cost of the related asset and liability.

Under US GAAP, SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation to be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived assets. Further, under SFAS No. 143, the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. If the Group remeasures the provision for dismantlement of oil and gas properties, upward revisions in the amount of undiscounted estimated cash flows shall be discounted using the current credit-adjusted risk-free rate; downward revisions in the amount of undiscounted estimated cash flows shall be discounted using the credit-adjusted risk-free rate that existed when the original liability was recognised. In cases that changes occur to the discount rate, the Group shall apply the original discount rate used to initially measure the dismantlement costs, rather than remeasuring the liability for changes in the discount rate. Accordingly, property, plant and equipment and provision for dismantlement are increased by RMB401,796,725 and RMB445,051,843 respectively, and deferred tax liabilities and net profit are decreased by RMB2,192,409 and RMB41,062,709 respectively under US GAAP.

(g)	Income tax rate

Under Hong Kong GAAP, HKAS 12 required the application of tax rates that have been enacted or substantially enacted by the balance sheet date.

Under US GAAP, SFAS No. 109 requires that a deferred tax liability or asset shall be measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realised.

There were no differences in the tax rates used for both Hong Kong GAAP and US GAAP for the periods presented.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007 (All amounts expressed in Renminbi unless otherwise stated)

19.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”) (CONTINUED)

(h)	Effects on net profit and equity

The effects on net profit and equity of the above significant differences between Hong Kong GAAP and US GAAP are summarised below:

Net profit
Six month ended 30 June
2007	2006
(Unaudited)	(Unaudited)
RMB’000	RMB’000

As reported under Hong Kong GAAP	14,551,394	16,277,732

Impact of US GAAP adjustments:
Dismantlement expenses related to remeasurement of
capitalised asset retirement costs	(41,938)	—
Accretion expenses related to provision for dismantlement	(1,317)	—
Deferred income tax related to dismantlement	2,192	—

Net profit under US GAAP	14,510,331	16,277,732

Net profit per share under US GAAP

- Basic	RMB0.33	RMB0.39

- Diluted	RMB0.33	RMB0.39

Equity
30 June 2007	31 December 2006
(Unaudited)	(Unaudited)
RMB’000	RMB’000

As reported under Hong Kong GAAP	114,875,361	107,771,928

Impact of US GAAP adjustments:
Reversal of impairment losses related to property,
plant and equipment	252,357	252,357
Deferred income tax related to impairment losses on
property, plant and equipment	(75,708)	(75,708
Reversal of additional accumulated depreciation,
depletion and amortisation arising from
the revaluation surplus on land and buildings	44,207	44,207
Dismantlement expenses related to remeasurement of
capitalised asset retirement costs	(41,938)	—
Accretion expenses related to
provision for dismantlement	(1,317)	—
Deferred income tax related to dismantlement	2,192	—

As reported under US GAAP	115,055,154	107,992,784

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007 (All amounts expressed in Renminbi unless otherwise stated)

19.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”) (CONTINUED)

(i)	Comprehensive income

According to SFAS No. 130 “Reporting Comprehensive Income”, it is required to include a statement of other comprehensive income for revenues and expenses, gains and losses that are included in comprehensive income and excluded from net income under US GAAP.

	Six months ended 30 June
	2007	2006
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000

Net income under US GAAP	14,510,331	16,277,732
Other comprehensive income:
Foreign currency translation adjustments	(1,503,553)	(358,857)
Unrealised gains on short term investments	26,434	21,466
Less: Reclassification adjustment for
realised gains included in net income	(60,010)	(69,069)

Comprehensive income under US GAAP	12,973,202	15,871,272

20.	APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2007 were approved and authorised for issue by the Board on 29 August 2007.

REPORT OF REVIEW OF
INTERIM FINANCIAL INFORMATION

To the board of directors of
CNOOC Limited
(Incorporated in the Hong Kong Special Administrative Region with limited liability)

INTRODUCTION
We have reviewed the interim financial information set out on pages 6 to 39 which comprises the condensed consolidated balance sheet of CNOOC Limited (“the Company”) and its subsidiaries (collectively as the “Group”) as of 30 June 2007 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 “Interim Financial Reporting” (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants.

The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW
We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION
Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Ernst & Young
Certified Public Accountants

18th Floor, Two International Finance Centre
8 Finance Street, Central
Hong Kong
29 August 2007

OTHER INFORMATION

DIRECTORS’ INTERESTS

As at 30 June 2007, the interests of the Directors and the Chief Executives of the Company in the equity securities of the Company and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”)) as recorded in the register required to be kept under section 352 of the SFO or disclosed in accordance with the Listing Rules comprised only the personal interests in options to subscribe for shares of the Company referred to below.

During the six months ended 30 June 2007, the following persons had the following personal interests in options to subscribe for shares of the Company granted under the share option schemes of the Company:

Closing price
		No. of shares		per share
	No. of shares	involved in		immediately
	involved in the	the options		before
	options outstanding	outstanding		the date
	at the beginning	at the end		of grant	Exercise price
Name of grantee	of the period	of the period	Date of grant	(HK$)	(HK$)

Directors:
Fu Chengyu	1,750,000	1,750,000	12 Mar 2001	1.23	1.19
	1,750,000	1,750,000	27 Aug 2001	1.46	1.232
	1,150,000	1,150,000	24 Feb 2003	2.09	2.108
	2,500,000	2,500,000	5 Feb 2004	3.13	3.152
	3,500,000	3,500,000	31 Aug 2005	5.75	5.62
	3,850,000	3,850,000	14 Jun 2006	5.30	5.56
	—	4,041,000	25 May 2007	7.43	7.29

Luo Han	1,400,000	1,400,000	12 Mar 2001	1.23	1.19
	1,150,000	1,150,000	27 Aug 2001	1.46	1.232
	1,150,000	1,150,000	24 Feb 2003	2.09	2.108
	1,150,000	1,150,000	5 Feb 2004	3.13	3.152
	1,610,000	1,610,000	31 Aug 2005	5.75	5.62
	1,770,000	1,770,000	14 Jun 2006	5.30	5.56
	—	1,857,000	25 May 2007	7.43	7.29

Zhou Shouwei	1,400,000	1,400,000	12 Mar 2001	1.23	1.19
	1,750,000	1,750,000	27 Aug 2001	1.46	1.232
	1,750,000	1,750,000	24 Feb 2003	2.09	2.108
	1,750,000	1,750,000	5 Feb 2004	3.13	3.152
	2,450,000	2,450,000	31 Aug 2005	5.75	5.62
	2,700,000	2,700,000	14 Jun 2006	5.30	5.56
	—	2,835,000	25 May 2007	7.43	7.29

Cao Xinghe	800,000	800,000	31 Aug 2005	5.75	5.62
	1,770,000	1,770,000	14 Jun 2006	5.30	5.56
	—	1,857,000	25 May 2007	7.43	7.29

Wu Zhenfang	800,000	800,000	31 Aug 2005	5.75	5.62
	1,770,000	1,770,000	14 Jun 2006	5.30	5.56
	—	1,857,000	25 May 2007	7.43	7.29

OTHER INFORMATION

DIRECTORS’ INTERESTS (CONTINUED)

Closing price
		No. of shares		per share
	No. of shares	involved in		immediately
	involved in the	the options		before
	options outstanding	outstanding		the date
	at the beginning	at the end		of grant	Exercise price
Name of grantee	of the period	of the period	Date of grant	(HK$)	(HK$)

Wu Guangqi	1,610,000	1,610,000	31 Aug 2005	5.75	5.62
	1,770,000	1,770,000	14 Jun 2006	5.30	5.56
	—	1,857,000	25 May 2007	7.43	7.29

Yang Hua	1,150,000	1,150,000	12 Mar 2001	1.23	1.19
	1,150,000	1,150,000	27 Aug 2001	1.46	1.232
	1,150,000	1,150,000	24 Feb 2003	2.09	2.108
	1,150,000	1,150,000	5 Feb 2004	3.13	3.152
	1,610,000	1,610,000	31 Aug 2005	5.75	5.62
	1,770,000	1,770,000	14 Jun 2006	5.30	5.56
	—	1,857,000	25 May 2007	7.43	7.29

Chiu Sung Hong	1,150,000	1,150,000	5 Feb 2004	3.13	3.152

Evert Henkes	1,150,000	1,150,000	5 Feb 2004	3.13	3.152

Other employees
in aggregate	6,250,000	6,250,000	12 Mar 2001	1.23	1.19
	19,650,000	16,200,000	27 Aug 2001	1.46	1.232
	22,333,300	18,883,300	24 Feb 2003	2.09	2.108
	29,733,267	26,533,267	5 Feb 2004	3.13	3.152
	45,183,333	40,563,333	31 Aug 2005	5.75	5.62
	65,920,000	58,246,667	14 Jun 2006	5.30	5.56
	—	68,961,000	25 May 2007	7.43	7.29

During the six months ended 30 June 2007, no options granted under the share option schemes of the Company were exercised.

All the interests stated above represent long positions. As at 30 June 2007, no short positions were recorded in the Register of Directors’ and Chief Executives’ Interests and Short Positions required to be kept under section 352 of the SFO.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the half year ended 30 June 2007.

OTHER INFORMATION

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

The register maintained by the Company pursuant to the SFO recorded that, as at 30 June 2007, the following companies had the interests (as defined in the SFO) in the Company set opposite their respective names below:

			Percentage
			of total
		Ordinary shares held	issued shares

(i)	CNOOC (BVI) Limited	28,772,727,268	66.40%
(ii)	Overseas Oil & Gas Corporation, Ltd.
	(“OOGC”)	28,772,727,273	66.40%
(iii)	CNOOC	28,772,727,273	66.40%

CNOOC (BVI) Limited is a wholly-owned subsidiary of OOGC, which in turn is a wholly-owned subsidiary of CNOOC. Accordingly, the interests of CNOOC (BVI) Limited are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2007, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

INFORMATION ON SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board of the Company will from time to time propose for the Board’s approval for the grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

OTHER INFORMATION

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

Pre-Global Offering Share Option Scheme

On 4 February 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

1.	options to subscribe for an aggregate of 23,100,000 shares have been granted;

2.	the exercise price for such options is HK$1.19 per share; and

3.	the period during which an option may be exercised is as follows:

(a) 50% of the rights to exercise the options shall vest 18 months after the date of grant; and

(b) 50% of the rights to exercise the options shall vest 30 months after the date of grant.

The exercise periods for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

2001 Share Option Scheme

On 4 February 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.	options to subscribe for an aggregate of 44,100,000 shares have been granted;

2.	the exercise price for such options is HK$1.232 per share; and

3.	the period during which an option may be exercised is as follows:

	(a)	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

	(b)	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

	(c)	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001.

In view of the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of Hong Kong listed companies effective on 1 September 2001, no further options may be granted under the 2001 Share Option Scheme.

OTHER INFORMATION

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

2002 Share Option Scheme

In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”).

Under the 2002 Share Option Scheme, the Directors may, at their discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options is determined by the Board at their discretion at the date of grant, except that such price shall be not less than the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.
the average closing price of the shares on The Stock Exchange of Hong Kong Limited (the “HKSE”) as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets on the date of grant.

On 24 February 2003, the Board approved to grant options in respect of 42,050,000 shares to the Company’s Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$2.108 per share. The closing market price immediately before the date on which such options were granted was HK$2.11 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 24 February 2003.

OTHER INFORMATION

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

2002 Share Option Scheme (continued)

On 5 February 2004, the Board approved a grant of options in respect of 50,700,000 shares to the Company’s Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$3.152 per share. The closing market price immediately before the date on which such options were granted was HK$3.146 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 5 February 2004.

On 31 August 2005, the Board approved a grant of options in respect of 65,870,000 shares to the Company’s Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$5.62 per share. The closing market price immediately before the date on which such options were granted was HK$5.75 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 31 August 2005.

2005 Share Option Scheme

The Company undertook a review of the 2002 Share Option Scheme in 2005 and noted that certain provisions could be clarified and improved. Accordingly, the Board proposed, and on 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”) and terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme, and the adoption of the 2005 Share Option Scheme will not in any way affect the terms of the grant of such outstanding options.

OTHER INFORMATION

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

2005 Share Option Scheme (continued)

Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 month period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion on the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheets on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant.

On 14 June 2006, the Board approved a grant of options in respect of 82,320,000 shares to the Company’s Directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$5.56 per share. The closing market price immediately before the date on which such options were granted was HK$5.30 per share. Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from 14 June 2006.

OTHER INFORMATION

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

2005 Share Option Scheme (continued)

On 25 May 2007, the Board approved a grant of options in respect of 87,222,000 shares to the Company’s Directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$7.29 per share. The closing market price immediately before the date on which such options were granted was HK$7.43 per share. Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from 25 May 2007.

AUDIT COMMITTEE

The audit committee of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2007 are unaudited, but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. This interim report has been reviewed by the audit committee of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

There has been no purchase, sale or redemption of the Company’s listed securities by the Company or its subsidiaries during the six months ended 30 June 2007.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices (the “Code”) as set out in Appendix 14 of Listing Rules throughout the six months ended 30 June 2007, except for the deviations from the code provisions (“Code Provision”) A.2.1 and A.4.1 only. The following summarises the requirements under the relevant Code Provisions and the Company’s reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

OTHER INFORMATION

CODE ON CORPORATE GOVERNANCE PRACTICES (CONTINUED)

Code Provision A.2.1 (continued)

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interest of the Company’s oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Company’s nomination committee also agreed that it is in the best interest of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors of the Company are subject to the retirement provisions under article 97 of the articles of association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices and the incumbent independent non-executive directors of the Company, except Dr. Edgar W. K. Cheng who was elected as an independent non-executive director of the Company for the first time by the shareholders at the annual general meeting of the Company in May 2006, have all retired and stood for re-election in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2007, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN COMPANY SECRETARY

During the six months ended 30 June 2007, there was a change in the Company Secretary of the Company.

With effect from 25 April 2007, Mr. Victor Zhikai Gao’s employment as Company Secretary of the Company ceased and Ms. Kang Xin was appointed as the Company Secretary of the Company in place of Mr. Victor Zhikai Gao with effect from 25 April 2007.

OTHER INFORMATION

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong. The principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/investor/channel/investor1851.asp

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in its annual report for the year ended 31 December 2006, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 14 September 2007 to 21 September 2007 (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 13 September 2007. The interim dividend will be paid on or around 28 September 2007.

By Order of the Board Kang Xin Company Secretary Hong Kong, 29 August 2007

OTHER INFORMATION

FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2006 Annual Report on Form 20-F filed on 29 June 2007. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Registered Office :
65/F,  Bank of China Tower,
1 Garden Road, Hong Kong
Tel : (852) 2213 2500
Fax : (852) 2525 9322

Beijing Office:
CNOOC Limited
CNOOC Plaza,
No.25 Chaoyangmenbei Dajie,
Dongcheng District,
Beijing 100010, P.R. China
Zip Code : 100010
Tel : (8610) 8452 1604
Fax : (8610) 6460 2503
Website : www.cnoocltd.com

Investor / Public Relations :
Hong Kong
Tel : (852) 2213 2500
Fax : (852) 2525 9322

Beijing
Tel : (8610) 8452 1646
Fax : (8610) 8452 1441
E-mail : xiaozw@cnooc.com.cn

註冊辦公地點
香港花園道1號中銀大廈65層
電話：(852) 2213 2500
傳真：(852) 2525 9322

北京辦事處
中國北京市東城區朝陽門北大街25號
郵編：100010
電話：(8610) 8452 1604
傳真：(8610) 6460 2503
公司網址： www.cnoocltd.com

投資者/ 公共關係
香港
電話：(852) 2213 2500
傳真：(852) 2525 9322

北京
電話：(8610) 8452 1646
傳真：(8610) 8452 1441
公司網址： xiaozw@cnooc.com.cn